Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.:  1-13647

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”), to employees of Dollar Thrifty on May 3, 2010.

Sent on behalf of Scott Thompson . . .

Well, we had quite a week last week.  Not only was there news of Hertz’s intention to purchase Dollar Thrifty, but we also announced the best 1st Quarter earnings in our company’s history. Basically, great short term news and uncertain long term news. That’s a lot to digest in a single month, let alone the same week.  Until we file some SEC documents (S-4), I am limited as to what I can say about the proposed transaction, but we will get those documents filed in the next 30 days or so.

Consolidation in the car rental industry is something that’s been talked about for years. The headlines we saw last week, however, are not something we’d probably expected to see staring at us from our morning newspaper or computer screen:

•	Hertz to buy Dollar Thrifty for $1.27 billion (Tulsa World)
•	Hertz agrees to buy rival Dollar Thrifty car rental for $1.17B (USA Today)
•	Everybody’s happy as Hertz carpools with Dollar Thrifty (Forbes.com)
•	Hertz acquisition proposal described as a ‘perfect fit (The Oklahoman)
•	Analysts like combo of car rental firms (Tulsa World)

Not to mention our stock price trading over the purchase price, and litigation claims against directors and officers of the company.  (This is normal and expected in these types of proposed transactions).

To some it’s a bit surreal and at the very least unsettling.  For many, that will be an understatement, and I understand your concern.  It’s pretty clear to me that working at Dollar Thrifty has never been “just a job” or a paycheck.  It’s hard work fueled by passion, camaraderie and a feeling that we’re all in this thing together.

We are going to set up a communication channel for you to ask questions and to give us a way to send you information regarding our path, once we know more.  I expect it will be 30 to 60 days before I will have any additional feel for shareholder approval, regulatory approval or Hertz’s integration thoughts.  Again, sorry for the uncertainty last week has caused in your life.

We have had several owners in our history and Dollar Thrifty has always just kept on performing.  We have kept on taking care of customers, kept on working together and kept on succeeding.  That is what I expect our future to be.

Scott

P.S.  It is business as normal.  We are hiring. We are making investments in your company. We are competing against ALL competitors, including Hertz and Advantage. We are aggressively going after Tour accounts (hopefully some good news on this very soon) and we are working on getting you a great group of 2011 model vehicles.